Exhibit 99.1

AGREEMENT FOR THE ASSIGNMENT OF PREEMPTIVE AND ACCRETION RIGHTS WITH RESPECT TO BBVA BANCO FRANCÉS S.A.’S SHARES

On June 30, 2017, this agreement for the assignment of preemptive and accretion rights with respect to BBVA Banco Francés S.A.’s shares (the “Agreement”) is entered into by and between:

(i)	Banco Bilbao Vizcaya Argentaria, S.A., a company duly incorporated under the laws of the Kingdom of Spain, domiciled at Calle Azul, 4, 28050 Madrid, Spain for purposes of this Agreement, and represented herein by Antonio Borraz Peralta, in his capacity as attorney-in-fact, as evidenced by a copy of the documents attached hereto as Schedule I (a) (“BBVA”);

(ii)	BBV América SL, a company duly incorporated under the laws of the Kingdom of Spain, domiciled at Calle Azul, 4, 28050 Madrid, Spain for purposes of this Agreement, and represented herein by Ana Garcia Romo, in her capacity as attorney-in-fact, as evidenced by a copy of the documents attached hereto as Schedule I (b) (“BBV América” and, together with BBVA, the “Assigning Shareholders”);

(iii)	Citigroup Global Markets Inc., a company duly incorporated under the laws of the State of New York, United States of America, domiciled at 388 Greenwich Street, New York, New York 10013, and represented herein by Juan Carlos George, in his capacity as Managing Director (“Citi”);

(iv)	Morgan Stanley & Co. LLC, a company duly incorporated under the laws of the State of Delaware, domiciled at 1585 Broadway, New York, New York 10036, and represented herein by Manuel García Diez, in his capacity as Managing Director (“MS”, and together with Citi, the “Bookrunners”);

(v)	BBVA Francés Valores S.A., a company duly incorporated under the laws of Argentina, domiciled at Av. Córdoba 111 (C1054AAA), City of Buenos Aires, Argentina, represented herein by Ezequiel Gustavo Serra and Roberto Enrique Crisafi, in their capacity as attorney-in-fact, as evidenced by a copy of the documents attached in the form of Schedule I (c) (“Francés Valores” or the “Subscription Agent” and, together with the Assigning Shareholders and the Bookrunners, the “Parties”).

WHEREAS

(i)

BBVA Banco Francés S.A., (in its capacity as issuer, the “Company”), has resolved, through its general and extraordinary shareholders’ meeting dated June 13, 2017, and the meeting of its Board of Directors dated June

22, 2017, to increase its share capital by a nominal amount of up to ARS 145,000,000 (one hundred forty-five million Argentine Pesos) and to issue up to 145,000,000 (one hundred forty-five million) new registered ordinary shares, each having right to one (1) vote and of a nominal value of ARS 1 (one Argentine Peso) (the “New Shares”), to be subscribed in a public offering in Argentina and/or abroad;

(ii)	the Company has applied for and obtained the authorization from the Argentine Comisión Nacional de Valores (the “CNV”) to make a public offering of the New Shares within Argentina, and from Bolsas y Mercados Argentinos S.A. (the “BYMA”) to list such New Shares;

(iii)	The authorization to list the American Depositary Shares (“ADS”), representing ordinary shares of the Company, including the New Shares, at the New York Stock Exchange is in full force and effect;

(iv)	The Company intends to offer the New Shares: (i) to investors in Argentina in its capacity as local placement agent (the “Local Offer”) and (ii) to investors in the United States of America and in other countries outside of Argentina, by means of ADSs representing the New Shares, through the Bookrunners and other underwriters which form part of the International Offer (hereinafter, the “Underwriters”) (the “International Offer”, and together with the Local Offer, the “Offer”);

(v)	Within the framework of the International Offer, the Company will execute and deliver an underwriting agreement with the Underwriters whereby the Company will undertake to sell to the Underwriters, and the Underwriters will undertake to subscribe, ADS to be offered and sold in the International Offer, subject to the terms and conditions thereof (the “International Underwriting Agreement”);

(vi)	The Assigning Shareholders hold in the aggregate 404,931,112 shares of the Company (the “Shares”), which represent about 75.42% of the current share capital of the Company, with preemptive and accretion rights, as established in section 194 of the Argentine Corporations Law No. 19,550, as amended (the “LGS”), over 71,649,000 New Shares (the “Preemptive Rights New Shares”);

(vii)

The Assigning Shareholders intend to assign to the Subscription Agent, acting in the name and on behalf of the Bookrunners, its preemptive and accretion rights over the Preemptive Rights New Shares (the “Assigned Preemptive Rights”) so that, if necessary and subject to satisfaction of conditions precedent included in the International Underwriting Agreement, such rights may be exercised in accordance with the instructions of the Bookrunners to guarantee subscription by and assignment to investors of the New Shares in the Offer, including both the International Offer and the Local Offer;

(viii)	The subscription period for the exercise of preemptive and accretion rights in connection with the share capital increase of the Company and the New Shares by its shareholders or the assignees of such rights, including the Subscription Agent, will commence on July 6, 2017 and end on July 18, 2017, including such date (the “Subscription Period”);

(ix)	The Parties intend for Francés Valores, in its capacity as Subscription Agent and subject to the instructions received from the Bookrunners, as applicable, to exercise the Assigned Preemptive Rights in the name and on behalf of the Bookrunners and to act as distribution agent of the Preemptive Rights New Shares in the circumstances established in this Agreement.

THEREFORE, the Parties establish the rights and obligations of the Parties in connection with this Agreement, subject to the following terms and conditions:

SECTION I

DEFINITIONS

“ADS” shall have the meaning assigned to such term in the Preamble of this Agreement.

“Agreement” shall have the meaning assigned to such term in the Preamble of this Agreement.

“Assigned Preemptive Rights” shall have the meaning assigned to such term in the Preamble of this Agreement.

“Assigning Shareholders” shall have the meaning assigned to such term in the Preamble of this Agreement.

“BBV América” shall have the meaning assigned to such term in the Preamble of this Agreement.

“BBVA” shall have the meaning assigned to such term in the Preamble of this Agreement.

“Bookrunners” shall have the meaning assigned to such term in the Preamble of this Agreement.

“Business Day” means any day, excluding Saturdays or Sundays or any other day on which banks or stock exchanges are authorized or required to close by law,

resolution or order of authorities of the city of New York, United States of America, or of the city of Buenos Aires, Argentina.

“BYMA” shall have the meaning assigned to such term in the Preamble of this Agreement.

“Capital Markets Law” shall have the meaning assigned to such term in Section VII of this Agreement.

“Citi” shall have the meaning assigned to such term in the Preamble of this Agreement.

“CNV” shall have the meaning assigned to such term in the Preamble of this Agreement.

“Company” shall have the meaning assigned to such term in the Preamble of this Agreement.

“CVSA” means Caja de Valores S.A.

“Date of Issue and Settlement” means the date and time on which the New Shares for the Assigned Preemptive Rights are issued as a result of the exercise by the Subscription Agent subject to the instructions received by the Bookrunners, which shall not be later than the fourth Business Day following the determination date of the public offering price of the New Shares in the Offer.

“Fee Letter” shall have the meaning assigned to such term in SECTION IX of this Agreement.

“Francés Valores” shall have the meaning assigned to such term in the Preamble of this Agreement.

“International Offer” shall have the meaning assigned to such term in the Preamble of this Agreement.

“International Underwriting Agreement” shall have the meaning assigned to such term in the Preamble of this Agreement.

“LGS” shall have the meaning assigned to such term in the Preamble of this Agreement.

“Local Offer” shall have the meaning assigned to such term in the Preamble of this Agreement.

“MS” shall have the meaning assigned to such term in the Preamble of this Agreement.

“Offer” shall have the meaning assigned to such term in the Preamble of this Agreement.

“New Shares” shall have the meaning assigned to such term in the Preamble of this Agreement.

“Rules of the CNV” means General Resolution No. 622/2013, as amended and supplemented.

“Parties” shall have the meaning assigned to such term in the Preamble of this Agreement.

“Preemptive Rights New Shares” shall have the meaning assigned to such term in the Preamble of this Agreement.

“Shares” shall have the meaning assigned to such term in the Preamble of this Agreement.

“Subscription Agent” shall have the meaning assigned to such term in the Preamble of this Agreement.

“Subscription Agent’s Account” shall have the meaning assigned to such term in SECTION III (1) of this Agreement.

“Subscription Period” shall have the meaning assigned to such term in the Preamble of this Agreement.

“Underwriters” shall have the meaning assigned to such term in the Preamble of this Agreement.

SECTION II

PURPOSE

In accordance with the terms and conditions of this Agreement and the International Underwriting Agreement, and solely for the purpose specified in subsection (vii) of the Preamble, the Assigning Shareholders irrevocably assign and transfer to the Subscription Agent, who acts in the name and on behalf of the Bookrunners, the preemptive and accretion rights of the Preemptive Rights New Shares, for which the Underwriters and initial investors in the Local Offer may subscribe in full, subject to the amounts and percentages established in Schedule II.

SECTION III

PROCEDURE FOR THE ASSIGNMENT OF PREEMPTIVE RIGHTS

1. The Bookrunners agree that Francés Valores shall be the Subscription Agent for the Assigned Preemptive Rights and acknowledge and agree that the Assigning Shareholders shall transfer to the Subscription Agent the coupons representing the respective Assigned Preemptive Rights.

2. On the date of this Agreement, each of the Assigning Shareholders shall instruct BBVA Banco Francés S.A. (in its capacity as depository in the collective deposit of the Shares owned by the Assigning Shareholders, the “Depository”), in accordance with Schedule III of this Agreement, to transfer the coupons representing the Assigned Preemptive Rights to the Subscription Agent to the following account held in its name (the “Subscription Agent Account”):

Depositante: 1647 (BBVA Banco Francés S.A.).

Comitente: 21945 (BBVA Francés Valores S.A.).

3. The coupons representing the Assigned Preemptive Rights shall be credited to the Subscription Agent Account no later than 3:00 p.m. on July 6, 2017.

4. Subject to the terms of this Agreement, the Subscription Agent:

(i)	shall receive from the Assigning Shareholders the coupons representing the Assigned Preemptive Rights;

(ii)	if so required by the Bookrunners, shall exercise the Assigned Preemptive Rights in the name and on behalf of Bookrunners, in whole or in part, in accordance with the instructions received from the Bookrunners in order to satisfy the demand of the New Shares allotted in the Offer; and

(iii)	shall transfer the Preemptive Rights New Shares received as a result of the exercise of the Assigned Preemptive Rights, in accordance with the instructions received by the Bookrunners.

SECTION IV

PROCEDURE FOR THE EXERCISE OF PREEMPTIVE RIGHTS

1. If the Assigned Preemptive Rights are exercised, on the Date of Issue and Settlement, the Subscription Agent shall transfer the Preemptive Rights New Shares to the accounts and to the persons indicated in the notices received in accordance with Schedule IV to this Agreement. The amount of consideration paid for the transfer of the New Shares shall be directly transferred by the Underwriters to the Company in accordance with the terms of the International Underwriting Agreement; provided that the Subscription Agent shall have no obligation to receive any payment and shall have no liability in connection with such payment.

2. If, before the Date of Issue and Settlement, the Subscription Agent receives from the Bookrunners a notice in the form substantially similar to the form attached hereto as Schedule V, this Agreement shall be automatically terminated and shall have no force or effect. In such case, the Subscription Agent shall transfer the coupons of the Assigned Preemptive Rights to the accounts specified by the Assigning Shareholders for such purpose.

3. The Company understands and agrees that the Bookrunners have the right to terminate this Agreement and to rescind and revoke the exercise of the Assigned Preemptive Rights at any time prior to the Date of Issue and Settlement.

4. The Subscription Agent shall exercise the Assigned Preemptive Rights only upon, and in accordance with, the instructions received from the Bookrunners. Notwithstanding the obligations assumed by Underwriters under the International Underwriting Agreement, the Subscription Agent, in its capacity as Subscription Agent, shall not disburse any funds of its own for the payment of such shares, in accordance with Section VII.

SECTION V

NOTIFICE OF ASSIGNMENT OF PREEMPTIVE RIGHTS ASSIGNED

By executing this Agreement, the Company agrees that it has been notified of the assignment of the Assigned Preemptive Rights on the terms and for the purposes provided in section 1620 of the Argentine Civil and Commercial Code.

SECTION VI

REPRESENTATIONS AND WARRANTIES

1. Each of the Assigning Shareholders represents and warrants to the Bookrunners the following as of this date:

(i)	Good and marketable title over the Shares owned by the Assigning Shareholders. Each of the Assigning Shareholders has good and marketable title over its Shares and its Assigned Preemptive Rights arising from such Shares. The Shares of each of the Assigning Shareholders have been duly issued, paid and registered on the name of BBVA and BBV América, as applicable, at the register of shares of the Company kept by CVSA. The Shares of each of the Assigning Shareholders have been issued in accordance with applicable legal requirements, including but not limited to the LGS. The Shares of each of the Assigning Shareholders and Assigned Preemptive Rights are free from any encumbrances, assignments, pledges, attachments, transfer restrictions, legal actions or any other action that may affect the free disposition of Shares and the assignment and transfer of Assigned Preemptive Rights under this Agreement.

(ii)	Authority. The Assigning Shareholders have full power, legal capacity, and authority to enter into this assignment and have all corporate approvals and authorizations and those authorizations required by law to: (a) execute this Agreement and provide all the instructions provided hereunder; (b) assign, transfer and convey Assigned Preemptive Rights for the subscription of the Preemptive Rights New Shares by the Subscription Agent in the form specified in this Agreement, and (c) make all the representations, warranties and commitments made by the Assigning Shareholders under this Agreement. Each of the Assigning Shareholders represents and warrants that the persons signing on its behalf has legal capacity and full and effective power and authority to bind such Assigning Shareholder as provided in this Agreement.

(iii)	No manipulation. None of the Assigning Shareholders or any of its officers, directors, employees and persons controlling, controlled by or subject to common control with the Assigning Shareholders has directly or indirectly carried out any act aimed at obtaining, or that may constitute or reasonably constitute or result in, under the provisions of Law No. 26,8321, as amended and supplemented (the “Capital Markets Law”), the Rules of the CNV and BYMA’s regulations, or any other use or practice of the markets in Argentina or the markets where the ADS will be offered, the stabilization or manipulation of prices of any security that the Company lists in such market, in order to facilitate the sale or placement of the New Shares, the ADS and/or the New Shares or ADS subject to the over-allotment option.

(iv)	No Authorizations. No authorization, approval, consent or order of any federal, state, county, local or foreign commission, court, body, agency authority, administrative agency or other governmental authority or self-regulating agency or non-governmental regulatory authority (including, without limitation, the CNV, the BYMA and CVSA) and no filing is required apart from those already obtained from and granted by, or filed with, such authorities, in connection with the performance of the obligations assumed by each of the Assigning Shareholders under this Agreement.

(v)

No Violation. The execution and delivery of this Agreement and performance of the obligations hereunder, including, without limitation, providing the instructions established in this Agreement and the execution or delivery of the documents contemplated by this Agreement to which any of the Assigning Shareholders is a party, shall not constitute a default under or be deemed a violation or breach of (or constitute any act that, with the giving of notice, the lapse of time, or both, may result in a default, violation or breach of) (a) the certificate of incorporation, the bylaws or any similar document of incorporation of such Assigning Shareholder; (b) any agreement, mortgage, trust, bank loan, credit agreement or any document evidencing indebtedness, license, lease agreement, or any agreement or instrument to which such Assigning Shareholder is a party or by which such Assigning Shareholder or any of its assets may be bound or affected, or (c) any local or foreign laws, orders, decrees, resolutions, communications, judgments, court decisions, out-of-court or governmental decisions, except in the case of (c) above, where any such default, violation or breach would not reasonably be expected to have a material adverse effect on the Assigning Shareholders’ ability to perform their obligations hereunder.

(vi)	Enforcement. This Agreement and any instructions to be provided in accordance with this Agreement are in proper legal form under the laws of Argentina for the enforcement thereof in Argentina.

(vii)	Enforcement in Spain. This Agreement and any instructions to be provided in accordance with this Agreement are lawful, valid and effective for the enforcement thereof in Spain; the provisions on applicable law and jurisdiction included in Section X of this Agreement are effective and binding in accordance with the laws of Spain, and any judgment entered by a court with jurisdiction in Argentina in connection with the execution of this Agreement, the assignment and transfer of Assigned Preemptive Rights and the execution of any document, instrument, instruction or agreement related with the execution and/or performance of this Agreement shall be enforceable at the courts of Spain without a review of the merits.

(viii)	Effective Assignment. The execution of this Agreement, the assignment and transfer of Assigned Preemptive Rights and the execution of any document, instrument, instruction or agreement related with the execution and/or performance of this Agreement constitute valid and binding obligations of each Assigning Shareholder, enforceable against such Party in accordance with the terms hereof. The assignment of the Assigned Preemptive Rights is irrevocable.

(ix)	Consideration. The indirect benefits arising from a successful Offer and capitalization of the Company shall be the sole consideration received by Assigning Shareholders for the assignment of Assigned Preemptive Rights made under this Agreement.

(x)	Taxes. The Assigning Shareholders shall bear any taxes, duties, levies, imposts, deductions, charges and/or withholdings of any kind and to any jurisdiction payable as a result of the execution, delivery, performance and/or enforcement of this Agreement and the assignment of Preemptive Rights to the Subscription Agent.

2. Each of the Bookrunners represents and warrants to the Assigning Shareholders as of the date of this Agreement that it has legal capacity and full power and authority to enter into this assignment and has all authorizations and approvals required by law to execute this Agreement and to provide all the instructions contemplated herein. Each of the Bookrunners and the Subscription Agent represents and warrants that the persons who sign in the name and on behalf of each of them have legal capacity and have full power and authority.

3. Each of the Assigning Shareholders and the Bookrunners represents and warrants that the representations and warranties made in section 1 and 2 above will be in full force and effect as of the Date of Issue and Settlement.

SECTION VII

OBLIGATIONS OF THE SUBSCRIPTION AGENT

1. The obligations of the Subscription Agent in its capacity as Subscription Agent are the only and exclusive obligations expressly specified in this Agreement, and no provision herein shall be construed in a way that includes any implied obligation or duty for the Subscription Agent or that imposes any other duty, liability or obligation on the Subscription Agent not expressly provided for in this Agreement. The Subscription Agent shall perform its obligations hereunder upon and in accordance with the instructions of the Bookrunners delivered as agreed herein and signed by their authorized representatives. The Subscription Agent shall make no investigation whatsoever in connection with the execution of or compliance with the acts described in the notices received or the truthfulness or accuracy thereof. The Subscription Agent shall not be liable for any failure or delay of the Assigning Shareholders, CVSA, the Depository or the Company in the transfer of the coupons representing the Assigned Preemptive Rights, in the issue and transfer of New Shares and in any other act not expressly contemplated in this Agreement to be performed by the Subscription Agent.

2. If an attachment order is issued or all or part of the New Shares are encumbered by court order and/or resolution of any other authority with sufficient powers, or the delivery of all of part of the New Shares is suspended or prohibited by order of any court and/or authority with sufficient powers, or a court and/or authority with sufficient powers orders or issues a resolution, judgment or decree affecting all or part of the New Shares, the Subscription Agent shall comply, in a reasonable manner, with all such resolutions, orders or judgments issued in connection thereof, provided that the Subscription Agent shall be released from any liability arising therefrom.

3. No provision of this Agreement shall require Francés Valores, in its capacity as Subscription Agent, to disburse or apply its own funds or to incur any other financial debt to comply with its obligations hereunder.

SECTION VIII

INDEMNITY

1. Indemnity by Assigning Shareholders. The Assigning Shareholders agree to severally and jointly indemnify and hold the Subscription Agent, its shareholders, directly and indirectly controlling companies, all its directors and officers, and any successors and assigns thereof, harmless from any loss, damage, expense, liability or claim arising as a result of their acts as subscription agents under this Agreement, except for any such loss, damage, expense, liability or claim that arises as a result of the Subscription Agent’s willful misconduct or gross negligence determined by a final judgment of a court with jurisdiction. Assigning Shareholders also agree to severally and jointly indemnify and hold the Underwriters, their shareholders, their directly and indirectly controlled companies, and all their directors and officers, and any successors and assigns thereof, harmless from any loss, damage, expense, liability or claim that may arise as a result of any misrepresentation or inaccuracy in the representations and warranties made by Assigning Shareholders under this Agreement, from any other failure to comply with the obligations of the Assigning Shareholders under this Agreement or any taxes, duties, levies, imposts, deductions, charges and/or withholdings of any kind and in any jurisdiction payable by or imposed upon the Underwriters. This indemnity shall be effective and survive until the end of the period established in the statute of limitations for the rights and actions available to bring claims for the payments due on account of the above items, notwithstanding the early termination of or performance of this Agreement.

SECTION IX

SUBSCRIPTION AGENT’S FEES

In consideration for the Subscription Agent’s compliance with its obligations hereunder, the Assigning Shareholders shall pay the Subscription Agent the fees set forth in the fee letter dated as of the date hereof by and between the Assigning Shareholders and Subscription Agent (the “Fee Letter”) within the timeframe and in accordance with the terms set forth in the Fee Letter.

SECTION X

MISCELLANEOUS

1. Applicable Law. This Agreement is governed by and shall be construed in accordance with the laws of Argentina.

2. Jurisdiction. Any controversy arising between the parties in connection with this Agreement, the existence, validity, condition, interpretation, extent, performance or termination thereof, shall be finally resolved by the General Arbitration Tribunal of the Buenos Aires’ Stock Exchange, in accordance with effective arbitration rules known and agreed by the Parties, provided that the Parties agree to waive to their rights to file any appeal against the arbitral award.

Such waiver to file appeals shall not prevent the Parties from filing clarification and nullity actions.

3. Notices. All notices and other communications hereunder shall be made in writing and sent or delivered to the address indicated in the Preamble to this Agreement, unless another address is provided in writing to all the Parties.

4. Amendments and waivers. No amendment or modification to any provision of this Agreement shall be valid unless made in writing and signed by all the Parties. No waiver of any of the Parties to any default, misrepresentation or breach of any provision of this Agreement, whether intentionally or not, shall be deemed as a waiver to any prior or subsequent default, misrepresentation or breach or affect in any manner the rights arising from such prior or subsequent event.

5. Severability. If any term or provision of this Agreement is held invalid, ineffective or unenforceable under any circumstances or in any jurisdiction, such invalidity, ineffectiveness or unenforceability shall not affect the validity or enforceability of the remaining terms and provisions of this Agreement.

6. Fair Agreement. This Agreement is a fair agreement executed under equal conditions for both Parties. Each of the Parties agrees, represents and warrants to the other Parties that it has carried out a complete review of this Agreement, had the opportunity to review, negotiate and propose modifications to this Agreement, executed this Agreement based on its own assessment and evaluation and with the consent and upon the advice of independent legal counsel. The Parties further agree that the contra proferentem principle for the interpretation of agreements and/or contracts is not and may not be applied to the provisions of this Agreement. Any ambiguity or inconsistency of this Agreement shall be resolved in accordance with the most reasonable interpretation and not strictly in favor of or against any Party to this Agreement based on the fact that such Party was or was not the drafter of such provision of this Agreement or any draft copy thereof. Based on the foregoing, the Parties agree and accept that this Agreement is not an agreement of adhesion under the terms of section 984 of the Argentine Civil and Commercial Code, this being an essential condition for the Parties to enter into this Agreement.

IN WITNESS THEREOF, the Parties execute 7 identical copies of this agreement with the purpose of providing one copy for each of the Parties and one copy for the Company.

By: Banco Bilbao Vizcaya Argentaria S.A.
Title:

By: BBV América SL
Title:

By: Citigroup Global Markets Inc.
Title:

By: Morgan Stanley & Co. LLC
Title:

By: BBVA Francés Valores S.A. as Subscription Agent
Title:

By: BBVA Banco Francés S.A., for purposes of acknowledging its agreements and obligations included herein, and to acknowledge and agree to the rights of the Bookrunners as established in Section IV, paragraphs 2 and 3.

Title:

[Schedules omitted]